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                               September 22, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:      Mr. Jeffrey Riedler
                Mr. Greg Belliston
                Ms. Amy Bruckner
                Ms. Mary Mast


         RE:      TRUBION PHARMACEUTICALS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILED AUGUST 18, 2006
                  FILE NO. 333-134709

Ladies and Gentlemen:

      On behalf of Trubion Pharmaceuticals, Inc. (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated August 31, 2006, relating to the Company's Registration Statement on Form S-1 (File No. 333-134709) filed with the Commission on August 18, 2006.

     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response thereto.

FORM S-l

USE OF PROCEEDS, PAGE 24

     1. WE NOTE YOUR RESPONSE TO COMMENT 9. HOWEVER, THE COMMENT IS REISSUED. PLEASE REVISE TO STATE THE DOLLAR AMOUNTS, NOT PERCENTAGES, THAT YOU ESTIMATE YOU WILL USE FOR EACH STATED PURPOSE. ADDITIONALLY, PLEASE REVISE TO BE MORE SPECIFIC ABOUT YOUR INTENDED USES OF FUNDS FOR DEVELOPING AND COMMERCIALIZING YOUR RESEARCH PIPELINE. IDENTIFY EACH PRODUCT CANDIDATE FOR WHICH YOU EXPECT TO USE A MATERIAL PORTION OF THE PROCEEDS, QUANTIFY THE AMOUNT YOU INTEND TO USE FOR DEVELOPMENT AND
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Securities and Exchange Commission
September 22, 2006
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COMMERCIALIZATION  EFFORTS  RELATED TO THE  CANDIDATE AND
IDENTIFY THE STAGE OF DEVELOPMENT AND/OR COMMERCIALIZATION YOU EXPECT TO ACHIEVE USING THESE PROCEEDS.

To the extent not previously disclosed, the Company has revised the Registration Statement to (i) provide more specificity regarding its intended use of funds for developing and commercializing its research pipeline, (ii) identify each product candidate for which it expects to use a material portion of the proceeds of the offering, and (iii) identify the stage of development it expects to achieve using these proceeds. The Company has also revised the Use of Proceeds section to state dollar amounts, not percentages, it estimates it will use for each stated purpose. The Company will include the specific dollar numbers upon confirmation of the estimated offering price and size of the offering. Due to the inherent risks and uncertainties associated with drug development generally, the Company is unable to accurately estimate the portion of proceeds that will be required for the successful development and subsequent commercialization of each product candidate, including CD20. We respectfully submit that the revised Use of Proceeds section, in addition to disclosure throughout the Registration Statement concerning the Company's product development plans, provides sufficient disclosure regarding its intended use of proceeds from the offering and the concurrent investment to be made by Wyeth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 29

CRITICAL ACCOUNTING POLICES' AND SIGNIFICANT JUDGMENTS AND ESTIMATES

REVENUE RECOGNITION, PAGE 32

     2. PLEASE REFER TO YOUR REVISED DISCLOSURE IN RESPONSE TO COMMENT 10. PLEASE TELL US WHY YOU DO NOT IMMEDIATELY RECOGNIZE AS REVENUE A PROPORTIONATE AMOUNT OF YOUR NON-SUBSTANTIVE/AT RISK MILESTONE PAYMENTS UPON RECEIPT THAT CORRELATES TO SERVICES THAT YOU HAVE ALREADY RENDERED AND THEN RECOGNIZE THE REMAINDER OF THOSE NON-SUBSTANTIVE/AT-RISK PAYMENTS AS REVENUE OVER THE REMAINING DEVELOPMENT PERIOD.

The Company does not have any non-substantive at risk milestone payments and does not anticipate entering into any agreements that contain such payments. The Company agrees with the Staff's position and has revised its disclosure as follows:

When payments are not for substantive and at-risk milestones, revenue will be recognized immediately for the proportionate amount of the payment that correlates to services that have already been rendered with the balance then recognized on a straight-line basis over the estimated term of the research and development service period. The basis of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available.


OUR STRATEGIC COLLABORATION WITH WYETH, PAGE 53
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Securities and Exchange Commission
September 22, 2006
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     3. WE NOTE YOUR  RESPONSE TO COMMENT 13. GIVEN YOUR  DISCLOSURE  THAT WYETH
HAS THE RIGHT TO DEVELOP AND COMMERCIALIZE TARGET CANDIDATES THAT ARE ON THE LIST AND THAT YOU ARE ABLE TO DEVELOP AND COMMERCIALIZE THESE CANDIDATES ONLY IF WYETH RELEASES THEM FROM HE LIST OR FAILS TO DESIGNATE THEM AS TARGETS AFTER YOU "PUT" TO WYETH SUCH CANDIDATES, IT APPEARS THAT THIS LIST IS INFORMATION THAT IS MATERIAL AS IT RESTRICTS YOUR ABILITY TO USE YOUR TECHNOLOGY TO DEVELOP AND COMMERCIALIZE TARGET CANDIDATES. PLEASE EITHER INCLUDE THE LIST OF INDICATIONS ON THE LIST OR PROVIDE US WITH A DETAILED ANALYSIS SUPPORTING YOUR DETERMINATION THAT IT IS NOT MATERIAL.

The Company acknowledges the Staff's comment and has provided via Edgar a redacted version of the list of potential targets. The Company's analysis regarding the confidential treatment of such potential targets is being submitted in response to the Staff's comments contained in its letter to the Company dated September 1, 2006.

     4. WE NOTE YOUR RESPONSE TO COMMENT 11. HOWEVER, YOU CONTINUE TO REFER TO "AN IDENTIFIED CONFIDENTIAL TARGET" AND "A NICHE INDICATION" ON PAGES 53 AND 54. PLEASE REVISE ACCORDINGLY.

The Company has revised the disclosure in the Registration Statement in response to the Staff's comment.

     5. ON PAGE 54, YOU STATE THAT WYETH MUST ACT "WITHIN A PERIOD OF TIME." PLEASE REVISE TO DISCLOSE THE AMOUNT OF TIME WYETH HAS TO DECIDE WHETHER IT WILL DESIGNATE SUCH INDIGNATION AS A WYETH TARGET WITHIN THE COLLABORATION.

The Company has revised the disclosure in the Registration Statement in response to the Staff's comment.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCKHOLDERS' EQUITY (DEFICIT) PAGES F-23-F28

     6. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 15 AND WILL CONTINUE TO REISSUE OUR COMMENT UNTIL YOU HAVE DISCLOSED AN ESTIMATED OFFERING PRICE. THEREFORE, PLEASE DISCLOSE IN YOUR FINANCIAL STATEMENTS, AT A MINIMUM, THE FOLLOWING INFORMATION FOR ALL EQUITY INSTRUMENTS GRANTED DURING THE 12 MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE SHEET INCLUDED IN THE FILING: THE NUMBER OF OPTIONS OR SHARES GRANTED AT EACH APPLICABLE DATE, AS WELL AS THE RELATED EXERCISE PRICE; THE UNDERLYING FAIR VALUE OF THE COMMON STOCK; AND THE RESULTING INTRINSIC VALUE, IF ANY.

The Company submitted its response to this comment supplementally to the Staff on September 16, 2006.

     7. ADDITIONALLY, PLEASE PROVIDE ALL OF THE ABOVE INFORMATION TO US, SUPPLEMENTALLY, FOR EQUITY INSTRUMENTS THAT YOU ISSUE SUBSEQUENT TO THE DATE OF THE LATEST BALANCE SHEET THAT YOU INCLUDE IN YOUR FILING THROUGH THE DATE OF YOUR LATEST RESPONSE.
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Securities and Exchange Commission
September 22, 2006
Page 4


In June, the Company issued options to employees for the purchase of 12,000 shares of Company common stock, with an exercise price of $1.49 per share. The Company issued no options to employees in August and through September 21, 2006. Our assessment of the underlying fair value of the common stock is in process and may not be completed until our final assessment is made immediately prior to issuing the September 2006 financial statements. This assessment will likely be impacted by progress and or outcome of our proposed public offering.

     8. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 16 AND REISSUE OUR COMMENT, AS YOU HAVE NOT YET DISCLOSED YOUR ESTIMATED IPO PRICE. PLEASE REVISE/UPDATE THE VESTED/UNVESTED INTRINSIC VALUE OPTION INFORMATION INCLUDED ON PAGE 39 OF YOUR MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

As indicated on page 40 or the Company's MD&A, it intends to provide such information once the estimated IPO price is known.

     9. WE ACKNOWLEDGE YOUR RESPONSE TO COMMENT 17 AND REISSUE OUR COMMENT IN PART, PARTICULARLY IN LIGHT OF THE FACT THAT YOU HAVE NOT YET DISCLOSED YOUR ESTIMATED IPO PRICE. ACCORDINGLY, PLEASE FURTHER ENHANCE YOUR DISCLOSURE REGARDING THE SIGNIFICANT FACTORS UNDERLYING THE DIFFERENCE BETWEEN THE FAIR VALUE OF YOUR EMPLOYEE SHARE OPTIONS AS OF EACH GRANT DATE AND YOUR ESTIMATED IPO PRICE. FOR EXAMPLE, INCLUDE INFORMATION REGARDING HOW THE STATUS OF YOUR PHASE I/IIA CLINICAL TRIALS FOR TRU-015 IMPACTED YOUR FAIR VALUE ASSESSMENT AT DIFFERENT POINTS IN TIME. PLEASE ALSO TELL US WHETHER YOUR ENTRY INTO THE COLLABORATION AGREEMENT WITH WYETH IMPACTED YOUR ASSESSMENT OF FAIR VALUE IN FISCAL 2006.


The Company's previous disclosure on page 39 of MD&A has been revised to clarify the various valuation factors considered, including the signing of the Wyeth agreement, as follows:

In connection with the preparation of the Company's financial statements necessary for this offering, the Company reassessed the estimated fair value of its common stock in light of the expected completion of this offering. Stock-based compensation expense per share equals the difference between the reassessed fair value per share of Company common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying option, generally four years using the straight-line method. In reassessing the fair value of common stock for purposes of computing the stock-based compensation expense, the Company reassessed the fair value of the common stock assuming the successful completion of this offering and then determined the reassessed fair value at previous points in time. The Company also considered other material factors in reassessing fair value for financial reporting purposes as of the respective option grant dates, including the status of its Phase I/IIa clinical trial of TRU-015 throughout 2005, the nature of its discussions throughout 2005 with Wyeth and others regarding potential collaboration arrangements and ultimately the signing of the Wyeth agreement in December 2005. The Company also considered valuations of existing comparable publicly traded companies, the state of the public offering market for early stage life sciences companies and its decision to pursue an initial public offering. In determining the reassessed fair value of its common stock during 2005, the Company established $2.49 as the reassessed fair value at December 31, 2005. The Company
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Securities and Exchange Commission
September 22, 2006
Page 5


also then  reassessed  its estimate of fair value  throughout
2005, concluding that the fair value of its common stock appreciated ratably over the twelve months. The Company believes this approach is consistent with valuation methodologies applied by other life science companies pursuing an initial public offering. For this and other reasons, the reassessed fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

This discussion is a summary of the factors discussed in more detail on pages 7 and 8 of our letter to the Staff dated September 16, 2006.

         Please direct your questions or comments regarding this letter or Amendment No. 3 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.




                                                Sincerely,

                                                WILSON SONSINI GOODRICH & ROSATI
                                                Professional Corporation

                                                /s/ Patrick J. Schultheis

                                                Patrick J. Schultheis


Enclosures

cc (w/encl): Peter A. Thompson, M.D., FACP
             TRUBION PHARMACEUTICALS, INC.

             Mark J. Handfelt, Esq.
             WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

             Bruce K. Dallas, Esq.
             DAVIS POLK & WARDWELL